ROCKY SHOES & BOOTS, INC.
39 East Canal Street
Nelsonville, Ohio 45764
(740) 753-1951
January 4, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Rocky Shoes & Boots, Inc.
Registration Statement on Form S-3
(Registration No. 333-128333)
Ladies and Gentlemen:
     Please be advised that Rocky Shoes & Boots, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 15, 2005. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-128333).

Very truly yours, ROCKY SHOES & BOOTS, INC.
By:	/s/ James E. McDonald
James E. McDonald
Executive Vice President and Chief Financial Officer